Exhibit 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

November 7, 2023.

Item 3	News Release

The press release attached as Schedule “A” was released on November 7, 2023 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9	Date of Report

November 7, 2023.

Schedule “A”

Bitfarms Reports Third Quarter 2023 Results

- Earns 1,172 BTC and grows treasury by 154 BTC to 703 BTC in Q3 2023 -

- Increases hashrate to 6.1 EH/s at September 30, 2023 and 6.3 EH/s at October 31, 2023 -

- Developing operating capacity to 290 MW in Q1 2024, up 24% from Q3 2023 -

Toronto, Ontario and Brossard, Québec (November 7, 2023) - (GLOBE NEWSWIRE) — Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a vertically integrated Bitcoin mining company, reported its financial results for the third quarter ended September 30, 2023, with revenue of $35 million, net loss of $19 million, and Adjusted EBITDA* of $7 million. All financial references are in U.S. dollars.

“During the third quarter of 2023, we increased operating capacity by 27 MW to 234 MW and by another 6 MW to 240 MW in October 2023. We executed plans to opportunistically expand farms with low-cost hydro power in Québec and Latin America, while we continued to prudently strengthen balance sheet liquidity preparing for the next BTC Halving,” said Geoff Morphy, CEO of Bitfarms. “We remain committed to investing in new facilities and miner upgrades at pricing with attractive returns. Now, with the introduction of higher efficiency, lower-priced miners, we plan to move aggressively to capitalize on more competitive pricing for equipment upgrades.

“Our geographic diversification continues to deliver competitive advantages. In Québec, where we utilize 100% renewable power, we purchased, energized, and then increased our Baie-Comeau farm to 11 MW. In LATAM, we’ve achieved operational success and are benefitting from exceptionally low-cost energy in the region. In Rio Cuarto, Argentina, we employed creative miner racking to extend beyond our original design of 50 MW to 54 MW. In Paso Pe, Paraguay, we acquired power purchase agreements as the foundation of a transformative expansion and began construction at our 50 MW facility. With the Paso Pe addition, we are on track to increase our Q3 2023 operating capacity by 24% to 290 MW in Q1 2024. With our international development experience spanning four countries in two continents, we are well-positioned to continue our expansion and reduce production costs as we approach the Halving and capture market share consolidation opportunities that will likely arise after-Halving,” Morphy concluded.

Financial Highlights for the Quarter ended September 30, 2023

●	Total revenue of $35 million, compared to $35 million in Q2 2023.
●	Gross mining profit* and gross mining margin* of $13 million and 38%, respectively, compared to $14 million and 42% in Q2 2023, respectively.
●	General and administrative (“G&A”) expenses of $8 million, including non-cash share-based compensation of $2 million, down 9% from Q2 2023.
●	Operating loss of $19 million, including $1 million of revaluation loss on digital assets, compared to an operating loss of $25 million in Q2 2023, which included $10 million of impairment charges.
●	Net loss of $19 million, or $(0.07) per basic and diluted share, compared to $25 million, or $(0.10) per basic and diluted share, in Q2 2023.
●	Non-IFRS Adjusted EBITDA* of $7 million, or 20% of revenue, compared to $8 million, or 22% of revenue, in Q2 2023.
●	Earned 1,172 BTC at an average direct cost per BTC* of $16,900, compared to $15,700 in Q2 2023.
●	Total cash cost, including G&A expenses, per BTC* were $22,700 in Q3 2023, up from $21,800 in Q2 2023.

Liquidity**

The Company held $47 million in cash and 703 BTC valued at approximately $19 million based upon a BTC price of approximately $27,000 as of September 30, 2023.

“In October, we initiated our Synthetic HODL™ strategy to increase our upside exposure to the price of BTC with the purchase of 35 long-dated BTC call options,” commented Jeff Lucas, CFO of Bitfarms. “This augments our October month-end BTC holdings in treasury, which increased by 57 BTC to 760 BTC valued at $26 million at October 31, 2023, based on a BTC price of $34,200.”

Q3 2023 Financing Activities

●	Sold 1,018 BTC at an average price of $27,900 per BTC for total proceeds of $28 million, a portion of which was used to repay equipment-related indebtedness.
●	Paid down $6 million in equipment-related indebtedness, reducing the total outstanding balance to $10 million as of September 30, 2023.
●	Fully utilized remaining Miner manufacturer credits of $19 million with the purchase of hydro containers and Miners.
●	Raised $31 million in net proceeds through the Company’s at-the-market equity offering program, which expired on September 12, 2023.

Financing Activities Subsequent to Q3 2023

●	Sold 341 BTC of the 398 BTC earned during October 2023, generating proceeds of $10 million.
●	Added 57 BTC to treasury in October 2023, increasing BTC in custody to 760 BTC, representing a total value of $26 million based on a BTC price of $34,200, on October 31, 2023.

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Q3 2023 and Recent Operating Highlights

●	Operations
●	Reached 6.1 EH/s corporate hashrate as of September 30, 2023.
●	Averaged 12.7 BTC per day in daily production for Q3 2023.
●	Earned 398 BTC in October 2023.
●	Powered additional 6 MW at Baie-Comeau in October 2023, fully energizing its initial 11 MW phase.

●	Miners
●	Fully utilized remaining Miner manufacturer credits of $19 million for the purchase of nine MicroBT hydro containers, with a total capacity of 20 MW, and approximately 2,000 MicroBT M53S+ hydro Miners to be deployed in Paraguay and Quebec.
●	Imported and installed approximately 1,300 new M50 Whatsminer Miners, 700 new S19j Pro Antminer Miners and 5,500 new S19j Pro+ Antminer Miners, which increased capacity to 51 MW and added approximately 0.8 EH/s to the Rio Cuarto facility, bringing its total hashrate to approximately 1.5 EH/s.
●	Imported and installed approximately 2,900 new Antminer S19j Pro+ Miners in Magog, Quebec, which added a net 110 PH/s after replacing the older generation Miners, and bringing its total hashrate to approximately 330 PH/s.
●	Installed approximately 2,500 Miners in Baie-Comeau, Quebec that were redeployed from Magog, Quebec.

●	Expansion Strategy
●	Purchased Baie-Comeau facility and initiated production.
●	Acquired two power purchase agreements for up to 150 MW of hydro power capacity in Paraguay and initiated deployment plan in August for a new 50 MW facility at Paso Pe. The Paso Pe location is comprised of 20 MW of next generation hydro miners and related containers, which are ordered and planned to energize and contribute 700 PH in Q1 2024, and a 30 MW air-cooled warehouse slated for next generation miners.

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Quarterly Operating Performance

	Q3 2023	Q2 2023	Q3 2022
Total BTC earned	1,172	1,223	1,515
Average Watts/average TH efficiency***	36	37	38
BTC sold	1,018	1,109	2,595

	At September 30,	At June 30,	At September 30,
	2023	2023	2022
Period-end operating EH/s	6.1	5.3	4.2
Period-end operating capacity (MW)	234	207	176
Hydro power (MW)	183	178	166

Quarterly Average Revenue**** and Cost per BTC*

	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Average revenue/BTC****	$28,100	$28,000	$22,500	$18,100	$21,300
Direct cost/BTC*	$16,900	$15,700	$12,500	$11,100	$9,700
Total cash cost/BTC*	$22,700	$21,800	$17,600	$16,800	$14,600

Conference Call

Management will host a conference call and live webcast with an accompanying presentation today, Tuesday, November 7, 2023, at 11 a.m. ET to review the Company’s financial results and quarterly activity. Following management’s formal remarks there will be a live question-and-answer session, which may include pre-submitted questions.

Participants are asked to preregister for the call through the following link:

Q3 2023 Conference Call

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without internet access or who are unable to preregister may dial in by calling: 1-866-777-2509 (domestic), 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

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The conference call will also be available through a live webcast found here:

Live Webcast

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through November 14, 2023 and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 2148933. A presentation of the Q3 2023 results will be accessible on Tuesday, November 7, 2023, under the “Investors” section of Bitfarms’ website.

* Gross mining profit, gross mining margin, Adjusted EBITDA, Adjusted EBITDA margin, direct cost per BTC and total cash cost per BTC are non-IFRS financial measures or ratios and should be read in conjunction with and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.

** Liquidity represents cash and balance of digital assets including digital assets pledged as collateral.

*** Average Watts represents the energy consumption of Miners.

**** Average revenue per BTC is for mining operations only and excludes Volta revenue.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day
●	EH or EH/s = Exahash or exahash per second
●	MW or MWh = Megawatts or megawatt hour
●	PH or PH/s = Petahash or petahash per second
●	TH or TH/s = Terahash or terahash per second
●	w/TH = Watts per Terahash
●	KWh = Kilowatt per hour
●	Synthetic HODL™ = the capital-efficient use of financial instruments to create BTC-equivalent exposure

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Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion in Paraguay, Argentina, and Quebec, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully earn digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “should”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

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This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations and approvals; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market equity offering program (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully earn digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to earn digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023 and the MD&A for three-month period ended September 30, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Noor Dar

+ 1 516-270-4009

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

7

Bitfarms Ltd. Consolidated Financial & Operational Results

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change

Revenues	34,596	33,247	1,349	4%	100,125	115,391	(15,266)	(13)%
Cost of revenues	43,462	37,186	6,276	17%	123,384	92,789	30,595	33%
Gross (loss) profit	(8,866)	(3,939)	(4,927)	125%	(23,259)	22,602	(45,861)	(203)%
Gross margin (1)	(26)%	(12)%	—	—	(23)%	20%	—	—

Operating expenses
General and administrative expenses	8,372	10,299	(1,927)	(19)%	25,887	39,534	(13,647)	(35)%
Realized loss on disposition of digital assets	—	44,329	(44,329)	(100)%	—	122,243	(122,243)	(100)%
(Reversal of) revaluation loss on digital assets	1,183	(45,655)	46,838	103%	(1,512)	21,118	(22,630)	(107)%
Loss on disposition of property, plant and equipment	217	756	(539)	(71)%	1,776	1,692	84	5%
Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	—	84,116	(84,116)	(100)%	9,982	84,116	(74,134)	(88)%
Impairment on goodwill	—	—	—	—%	—	17,900	(17,900)	(100)%
Operating loss	(18,638)	(97,784)	79,146	(81)%	(59,392)	(264,001)	204,609	(78)%
Operating margin (1)	(54)%	(294)%	—	—	(59)%	(229)%	—	—

Net financial income	(336)	(8,251)	7,915	(96)%	(12,706)	(24,191)	11,485	(47)%
Net loss before income taxes	(18,302)	(89,533)	71,231	(80)%	(46,686)	(239,810)	193,124	(81)%

Income tax expense (recovery)	401	(4,725)	5,126	108%	(23)	(17,603)	17,580	(100)%
Net loss	(18,703)	(84,808)	66,105	(78)%	(46,663)	(222,207)	175,544	(79)%

Basic and diluted loss per share (in U.S. dollars)	(0.07)	(0.40)	—	—	(0.19)	(1.09)	—	—
Change in revaluation surplus - digital assets, net of tax	(824)	—	(824)	(100)%	1,567	—	1,567	100%
Total comprehensive loss, net of tax	(19,527)	(84,808)	65,281	(77)%	(45,096)	(222,207)	177,111	(80)%

Gross Mining profit (2)	12,505	16,789	(4,284)	(26)%	39,017	74,089	(35,072)	(47)%
Gross Mining margin (2)	38%	52%	—	—	40%	66%	—	—
EBITDA (2)	4,280	(65,419)	69,699	107%	19,767	(177,217)	196,984	111%
EBITDA margin (2)	12%	(197)%	—	—	20%	(154)%	—	—
Adjusted EBITDA (2)	6,866	10,325	(3,459)	(34)%	21,107	52,326	(31,219)	(60)%
Adjusted EBITDA margin (2)	20%	31%	—	—	21%	45%	—	—

nm: not meaningful

(1)	Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.
(2)	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.

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Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change

Revenues	34,596	33,247	1,349	4%	100,125	115,391	(15,266)	(13)%

Net loss before income taxes	(18,302)	(89,533)	71,231	(80)%	(46,686)	(239,810)	193,124	(81)%
Interest expense	815	3,394	(2,579)	(76)%	3,458	10,950	(7,492)	(68)%
Depreciation and amortization	21,767	20,720	1,047	5%	62,995	51,643	11,352	22%
EBITDA	4,280	(65,419)	69,699	107%	19,767	(177,217)	196,984	111%
EBITDA margin	12%	(197)%	—	—	20%	(154)%	—	—
Share-based payment	2,011	3,961	(1,950)	(49)%	7,009	17,993	(10,984)	(61)%
Realized loss on disposition of digital assets	—	44,329	(44,329)	(100)%	—	122,243	(122,243)	(100)%
Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	—	84,116	(84,116)	(100)%	9,982	84,116	(74,134)	(88)%
(Reversal of) revaluation loss on digital assets	1,183	(45,655)	46,838	103%	(1,512)	21,118	(22,630)	(107)%
Impairment on goodwill	—	—	—	—%	—	17,900	(17,900)	(100)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	(12,835)	—	(12,835)	(100)%
Gain on disposition of marketable securities	(4,120)	(13,690)	9,570	(70)%	(11,246)	(44,332)	33,086	(75)%
Net financial expenses and other	3,512	2,683	829	31%	9,942	10,505	(563)	(5)%
Adjusted EBITDA	6,866	10,325	(3,459)	(34)%	21,107	52,326	(31,219)	(60)%
Adjusted EBITDA margin	20%	31%	—	—%	21%	45%	—	—%

nm: not meaningful

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Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Gross (loss) profit	(8,866)	(3,939)	(4,927)	125%	(23,259)	22,602	(45,861)	(203)%
Non-Mining revenues (1)	(1,697)	(971)	(726)	75%	(3,775)	(2,342)	(1,433)	61%
Depreciation and amortization	21,767	20,720	1,047	5%	62,995	51,643	11,352	22%
Purchases of electrical components and other	892	690	202	29%	1,836	1,262	574	45%
Electrician salaries and payroll taxes	409	289	120	42%	1,220	924	296	32%
Gross Mining profit	12,505	16,789	(4,284)	(26)%	39,017	74,089	(35,072)	(47)%
Gross Mining margin	38%	52%	—	—	40%	66%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Revenues	34,596	33,247	1,349	4%	100,125	115,391	(15,266)	(13)%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(32,899)	(32,276)	(623)	2%	(96,350)	(113,049)	16,699	(15)%
Non-Mining revenues	1,697	971	726	75%	3,775	2,342	1,433	61%

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Bitfarms Ltd. Calculation of Direct Cost and Direct Cost per BTC

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Cost of revenues	43,462	37,186	6,276	17%	123,384	92,789	30,595	33%
Depreciation and amortization	(21,767)	(20,720)	(1,047)	5%	(62,995)	(51,643)	(11,352)	22%
Purchases of electrical components	(890)	(688)	(202)	29%	(1,830)	(1,252)	(578)	46%
Electrician salaries and payroll taxes	(409)	(289)	(120)	42%	(1,220)	(924)	(296)	32%
Infrastructure	(600)	(1,060)	460	(43)%	(2,303)	(3,841)	1,538	(40)%
Other	—	336	(336)	(100)%	82	633	(551)	(87)%
Direct Cost	19,796	14,765	5,031	34%	55,118	35,762	19,356	54%
Quantity of BTC earned	1,172	1,515	(343)	(23)%	3,692	3,733	(41)	(1)%
Direct Cost per BTC (in U.S. dollars)	16,900	9,700	7,200	74%	14,900	9,600	5,300	55%

Bitfarms Ltd. Calculation of Total Cash Cost and Total Cash Cost per BTC

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Net loss before income taxes	18,302	89,533	(71,231)	(80)%	46,686	239,810	(193,124)	(81)%
Revenues	34,596	33,247	1,349	4%	100,125	115,391	(15,266)	(13)%
Depreciation and amortization	(21,767)	(20,720)	(1,047)	5%	(62,995)	(51,643)	(11,352)	22%
Purchases of electrical components	(890)	(688)	(202)	29%	(1,830)	(1,252)	(578)	46%
Electrician salaries and payroll taxes	(409)	(289)	(120)	42%	(1,220)	(924)	(296)	32%
Share-based payment	(2,011)	(3,961)	1,950	(49)%	(7,009)	(17,993)	10,984	(61)%
Realized loss on disposition of digital assets	—	(44,329)	44,329	100%	—	(122,243)	122,243	100%
(Reversal of) revaluation loss on digital assets	(1,183)	45,655	(46,838)	(103)%	1,512	(21,118)	22,630	107%
Loss on disposition of property, plant and equipment	(217)	(756)	539	(71)%	(1,776)	(1,692)	(84)	5%
Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	—	(84,116)	84,116	100%	(9,982)	(84,116)	74,134	(88)%
Impairment on goodwill	—	—	—	—%	—	(17,900)	17,900	100%
Net financial income	336	8,251	(7,915)	(96)%	12,706	24,191	(11,485)	(47)%
Other	(179)	336	(515)	(153)%	(97)	633	(730)	(115)%
Total Cash Cost	26,578	22,163	4,415	20%	76,120	61,144	14,976	24%
Quantity of BTC earned	1,172	1,515	(343)	(23)%	3,692	3,733	(41)	(1)%
Total Cash Cost per BTC (in U.S. dollars)	22,700	14,600	8,100	55%	20,600	16,400	4,200	26%

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